EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic reports revenue growth in Q1 2011

May 12, 2011 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces its financial results for the first quarter ending March 31, 2011 under International Financial Reporting Standards (“IFRS”).

Q1 2011 Highlights:

♦	Total revenue increased 9% to $6.0 million (Q4 2010: $5.5 million), reflecting higher contribution from key licensees
♦	Hosted casino revenue increased to $5.2 million (Q4 2010: $4.9 million)
♦	Branded games revenue rose to $1.5 million (Q4 2010: $1.4 million)
♦	Total expenses of $6.5 million (Q4 2010: $6.1 million)
♦	Loss reduced to $0.6 million (Q4 2010: $0.9 million)
♦	Net cash of $14.5 million (Q4 2010: $10.6 million), primarily related to a movement in income taxes receivable and payable

The return to revenue growth in the first quarter is encouraging and the Board continues to focus on driving revenues further while managing costs tightly to enhance shareholder value.

For more information, please contact:
CryptoLogic +353 1 234 0400	Corfin Public Relations +44 207 596 2860
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO	Neil Thapar, Alexis Gore

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

Overview
CryptoLogic continued to improve its operational performance in the first quarter of 2011 with an increase in revenues following a major restructuring by management last year to stabilise the business.

Operating and Financial Review
Total revenue in Q1 2011 increased by 9% to $6.0 million (Q4 2010: $5.5 million).

Hosted Casino
Revenue from Hosted Casino increased to $5.2 million in Q1 2011 (Q4 2010: $4.9 million).

Branded Games
Revenue from this segment rose to $1.5 million in Q1 2011 (Q4 2010: $1.4 million), reflecting a mixed performance across the Company’s licensee base.  There continues to be a slow deployment of CryptoLogic’s branded games and the Company is working with its licensees to accelerate their deployment and to enhance player activity on games launched previously.

Nine new branded games went live in the quarter taking the total number of games rolled out by licensees and generating revenues to date to 179 from 170 at the end of the fourth quarter.

Poker and Other
Poker and other revenue amounted to $0.4 million in Q1 2011 (Q4 2010: $0.4 million).

Expenses
Operating expenses decreased to $4.7 million in Q1 2011 (Q4 2010: $4.9 million).

General and Administrative expenses rose to $1.4 million in Q1 2011 (Q4 2010: $1.1 million).

Loss for the period declined to $0.6 million in Q1 2011 from $0.9 million in Q4 2010.

Balance Sheet and Cash Flow
Cash and cash equivalents as at March 31, 2011 amounted to $14.5 million (December 30, 2010: $10.6 million).  The increase in cash and cash equivalents during Q1 2011 of $3.9 million is largely due to a movement in income taxes receivable and payable.  The Company continues to be debt free.

Update on Commercial Agreements
Further to the announcement of March 22, 2011, the Company has signed a memorandum of understanding with the significant supplier of games referred to in the statement to enter into a new agreement that will maintain the two parties’ commercial relationship.

In May 2011, the brand licensor with which the Company is in dispute, reaffirmed its position that the brand license agreement is terminated.  The Company believes there is no breach that warrants termination of the agreement and, accordingly, considers the agreement to remain in force.  In the absence of a commercially acceptable resolution of this matter, the Company intends to pursue litigation in order to protect its rights.

Strategic Review
On March 25, 2011, the Company announced that it had appointed Deloitte Corporate Finance as financial advisor to assist it with a strategic review of the Company.  The strategic review is ongoing and further announcements will be made as and when appropriate.

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About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The Company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company’s Form 20-F for the fiscal year ended December 31, 2010 under the heading “Item 3 – Key Information – Risk Factors” and in the Company’s other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	As at March 31, 2011	As at December 31, 2010 (Note 23)
ASSETS
Deferred tax assets	$870	$864
Property, plant and equipment (note 5)	2,411	2,585
Intangible assets (note 6)	2,038	2,210
Total non-current assets	5,319	5,659
Cash and cash equivalents (note 7)	14,512	10,584
Security deposits (note 8)	811	515
User funds held on deposit	4,079	6,069
Trade and other receivables (note 9)	4,994	5,046
Current tax assets	737	730
Prepayments	8,488	8,942
Total current assets	33,621	31,886
Total assets	$38,940	$37,545

EQUITY
Share capital (note 10)	$34,135	$34,129
Share options (note 11)	5,596	5,564
Deficit	(23,465)	(22,878)
Total equity attributable to shareholders of the Company	16,266	16,815
Non-controlling interest (note 12)	1,179	1,226
Total equity	17,445	18,041

LIABILITIES
Deferred tax liabilities	63	16
Total non-current liabilities	63	16
Trade payables and accrued liabilities (note 13)	13,120	13,060
Income taxes payable	4,233	359
User funds held on deposit	4,079	6,069
Total current liabilities	21,432	19,488
Total liabilities	21,495	19,504
Total equity and liabilities	$38,940	$37,545

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months Ended March 31,
	2011	2010 (Note 23)
Total revenue (note 14)	$6,016	$7,641
Expenses:
Operating	4,688	8,578
General and administrative	1,396	2,178
Reorganization (note 15)	–	29
Depreciation (note 5)	228	223
Amortization of intangible assets (note 6)	181	517
	6,493	11,525
Results from operating activities	(477)	(3,884)
Finance income	39	403
Finance costs	(10)	(15)
Net finance income (note 16)	29	388
Loss before income taxes	(448)	(3,496)
Income tax expense	180	123
Loss for the period	(628)	(3,619)
Other comprehensive income	–	–
Other comprehensive income for the period net of income tax	–	–
Total comprehensive loss for the period	$(628)	$(3,619)
Total comprehensive loss attributable to:
Shareholders of the Company	(587)	(3,378)
Non-controlling interests	(41)	(241)
Total comprehensive loss for the period	(628)	(3,619)
Loss per common share (note 17)
Basic loss per share	$(0.05)	$(0.26)
Diluted loss per share	$(0.05)	$(0.26)

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars)
(Unaudited)

Attributable to Shareholders of the Company
	Share Capital	Contributed surplus	Share options	Retained earnings	Total	Non- Controlling interest	Total equity
Balance at January 1, 2010 (note 23)	$33,848	$68	$5,646	$(2,766)	$36,796	$2,948	$39,744
Total comprehensive income for the period
Profit or loss (note 23)	–	–	–	(20,112)	(20,112)	(1,509)	(21,621)
Transactions with owners recorded directly in equity
Shares exchanged	213	–	–	–	213	(213)	–
Share-based payment transactions	–	–	(82)	–	(82)	–	(82)
Balance at December 31, 2010 (note 23)	$34,061	$68	$5,564	$(22,878)	$16,815	$1,226	$18,041
Balance at January 1, 2011	$34,061	$68	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income for the period
Profit or loss	–	–	–	(587)	(587)	(41)	(628)
Transactions with owners recorded directly in equity
Shares exchanged	6	–	–	–	6	(6)	–
Share-based payment transactions	–	–	32	–	32	–	32
Balance at March 31, 2011	$34,067	$68	$5,596	$(23,465)	$16,266	$1,179	$17,445

CRYPTOLOGIC LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)
	For the three months ended March 31,
	2011	2010 (Note 23)
Cash flows from/(used in):
Operating activities:
Loss for the period	$(628)	$(3,619)
Adjustments for:
Depreciation	228	223
Amortization of intangible assets	181	517
Deferred tax	41	230
Share based payment transactions	32	303
	(146)	(2,346)
Change in operating assets and liabilities:
Change in trade and other receivables	52	1,187
Change in prepayments	454	(368)
Change in trade payables and accrued liabilities	60	(1,121)
Cash from/(used in) operating activities	420	(2,648)
Change in income taxes payable	3,867	(1,346)
Net cash from/(used in) operating activities	4,287	(3,994)
Investing activities:
Acquisition of property, plant and equipment	(54)	(43)
Acquisition of intangible assets	(9)	–
(Increase) in security deposits	(296)	–
Net cash from (used in) investing activities	(359)	(43)
Financing activities:
Cash flows from financing activities	–	–
Net cash used in financing activities	–	–
Net increase/(decrease) in cash and cash equivalents	3,928	(4,037)
Cash and cash equivalents, beginning of period	10,584	23,447
Cash and cash equivalents, end of period	$14,512	$19,410